Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP REPORTS FISCAL YEAR 2021 SECOND QUARTER RESULTS

Last July, BRP virtually launched the 2021 Can-Am Maverick X3 X rs Turbo RR with Smart-Shox Technology, the industry’s first fully self-adjustable suspension © BRP 2020

Highlights for the quarter vs Q2 FY20:

•	Revenues of $1,233.3 million, a decrease of $226.2 million or 15.5%;
•	Powersports retail sales were up 40% in North America and were strong in all categories;
•	Net income of $126.1 million, an increase of $32.8 million, which resulted in a diluted earnings per share of $1.43, an increase of $0.47 per share;
•	Normalized net income[1] of $100.9 million, an increase of $32.1 million, which resulted in a normalized diluted earnings per share[1] of $1.14, an increase of $0.43 per share or 60.6%;
•	Normalized EBITDA[1] of $214.3 million representing 17.4% of revenues, an increase of $46.6 million or 27.8%;
•	The Company is introducing financial guidance for FY21 with normalized EPS of $3.65 to $3.95.

In addition, during the three-month period ended July 31, 2020:

•

Most of the Company’s powersports and marine manufacturing operations were temporarily suspended in April and May following worldwide government measures adopted in response to COVID-19, which limited our ability to wholesale units in the quarter.

[1]See “Non-IFRS Measures” section of this press release.

•

The Company entered into an incremental U.S. $600.0 million tranche under its Term Facility maturing in May 2027 and exempt of financial covenants and into a € 75.0 million loan agreement under an Austrian government COVID-19 program.

•

In May, the Company announced the realignment of its marine business by focusing on the growth of its boat brands and by winding down the Evinrude outboard engines production in its Sturtevant, Wisconsin, facility.

•	The Company announced the increase of its manufacturing capacity with the construction of a new facility in Juárez, Mexico, to meet demand for its SSV business.

Valcourt, Quebec, August 27, 2020 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and six-month periods ended July 31, 2020. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available at Sedar, as well as in the Quarterly Reports section of BRP’s website.

“We are very pleased with our results, which are better than we initially anticipated, and with the exceptionally high demand for our products throughout the quarter. We expect the momentum to continue, as we closely monitor the global situation”, said José Boisjoli, President and CEO at BRP.

“Current trends have expanded our consumer base, creating a surge in new entrants. Together with our dealer network, we will now aim to capitalize on this opportunity by converting them into lifelong customers. I would like to express my gratitude and admiration to all our partners and employees for their resilience, which has been and will continue to be critical to our business continuity,” concluded Boisjoli.

Highlights for the Three- and Six-Month Periods Ended July 31, 2020

Revenues decreased by $226.2 million, or 15.5%, to $1,233.3 million for the three-month period ended July 31, 2020, compared with $1,459.5 million for the corresponding period ended July 31, 2019. The revenue decrease was mainly due to a lower volume of Year-Round Products and Seasonal Products sold due to the temporary suspension of production, partially offset by a favourable foreign exchange rate variation of $13 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 38% for the three-month period ended July 31, 2020 compared with the three-month period ended July 31, 2019. The increase was driven by Year-Round Products and PWC.

Gross profit decreased by $79.4 million, or 24.2%, to $248.4 million for the three-month period ended July 31, 2020, compared with $327.8 million for the corresponding period ended July 31, 2019. The gross profit decrease includes a favourable foreign exchange rate variation of $4 million. Gross profit margin percentage decreased by 240 basis points to 20.1% from 22.5% for the three-month period ended July 31, 2019. The decrease of 240 basis points was primarily due to the costs related to the wind-down of the Evinrude outboard engines production, the under-absorption of fixed costs resulting from the temporary suspension of production and an unfavourable product mix. The decrease was partially offset by a positive pricing and sales programs variation due to the favourable retail environment.

Operating expenses decreased by $29.0 million, or 13.3%, to $188.9 million for the three-month period ended July 31, 2020, compared with $217.9 million for the three-month period ended July 31, 2019. This decrease was mainly attributable to cost reduction initiatives to mitigate the COVID-19 impact.

Revenues decreased by $330.1 million, or 11.8%, to $2,463.1 million for the six-month period ended July 31, 2020, compared with $2,793.2 million for the corresponding period ended July 31, 2019. The revenue decrease was primarily attributable to a lower volume of Year-Round Products, Seasonal Products and Marine products sold due to the temporary suspension of production, partially offset by a favourable foreign exchange rate variation of $25 million.

The Company’s North American retail sales for powersports vehicles and outboard engines increased by 23% for the six-month period ended July 31, 2020 compared with the six-month period ended July 31, 2019, mainly due to an increase in SSV, ATV and PWC.

Gross profit decreased by $144.9 million, or 23.1%, to $483.5 million for the six-month period ended July 31, 2020, compared with $628.4 million for the corresponding period ended July 31, 2019. The gross profit decrease includes a favourable foreign exchange rate variation of $16 million. Gross profit margin percentage decreased by 290 basis points to 19.6% from 22.5% for the six-month period ended July 31, 2019. The decrease was primarily due to the costs related to the wind-down of the Evinrude outboard engines production and the under-absorption of fixed costs resulting from the temporary suspension of production. The decrease was partially offset by a positive pricing and sales programs variation due to the favourable retail environment.

Operating expenses increased by $121.8 million, or 28.4%, to $551.3 million for the six-month period ended July 31, 2020, compared with $429.5 million for the six-month period ended July 31, 2019. The increase was mainly attributable to the impairment charge recorded during the first quarter of Fiscal 2021 for the Marine segment and the restructuring costs for a total of $206.4 million, partially offset by cost reduction initiatives to mitigate the COVID-19 impact.

QUARTERLY REVIEW BY SEGMENT

Powersports

Year-Round Products

Revenues from Year-Round Products decreased by $113.4 million, or 15.4%, to $621.2 million for the three-month period ended July 31, 2020, compared with $734.6 million for the corresponding period ended July 31, 2019. The decrease was primarily attributable to a lower volume of products sold due to the temporary suspension of production. The decrease was partially offset by a favourable product mix in 3WV, lower sales programs due to a favourable retail environment and a favourable foreign exchange rate variation of $9 million.

North American Year-Round Products retail sales increased on a percentage basis in the low-sixties range compared with the three-month period ended July 31, 2019.

Seasonal Products

Revenues from Seasonal Products decreased by $105.8 million, or 24.7%, to $322.7 million for the three-month period ended July 31, 2020, compared with $428.5 million for the corresponding period ended July 31, 2019. The decrease was driven by a lower volume of products sold due to the temporary suspension of production and an unfavourable product mix in PWC, partially offset by lower sales programs in PWC due to favourable retail environment.

North American Seasonal Products retail sales increased on a percentage basis in the high-teens range compared with the three-month period ended July 31, 2019.

Powersports PA&A and OEM Engines

Revenues from Powersports PA&A and OEM Engines increased by $35.1 million, or 20.2%, to $209.1 million for the three-month period ended July 31, 2020, compared with $174.0 million for the corresponding period ended July 31, 2019. The increase was mainly attributable to a higher volume of PA&A coming from strong unit retail sales and higher replacement parts revenue driven by an increased usage of products by consumers.

Marine

Revenues from the Marine segment decreased by $45.4 million, or 35.9%, to $81.0 million for the three-month period ended July 31, 2020, compared with $126.4 million for the corresponding period ended July 31, 2019. The decrease was mainly due to the wind-down of the Evinrude outboard engines production resulting in additional retail sales incentives and a lower volume of outboard engines sold. The decrease was partially offset by the additional revenues following the acquisition of Telwater Pty Ltd (“Telwater”) during Fiscal 2020.

North American outboard engine retail sales increased on a percentage basis in the low-teens range compared with the three-month period ended July 31, 2019. North American boat retail sales increased on a percentage basis by the mid-twenties range compared with the three-month period ended July 31, 2019.

Fiscal Year 2021 Guidance

The table below sets forth BRP’s financial guidance for fiscal year 2021:

Financial Metric	FY20	FY21 Guidance[3] vs FY20
Revenues
Year-Round Products	$2,791.7	Flat to Down 4%
Seasonal Products	$1,901.4	Down 12% to 15%
Powersports PAC and OEM Engines	$799.8	Flat to Up 5%
Marine	$559.8	Down 25% to 30%
Total Company Revenues	$6,052.7	Down 5% to 9%
Normalized EBITDA[1]	$804.4	Flat to Up 5%
Effective Tax Rate[1][2]	26.1%	26.5%
Normalized Earnings per Share – Diluted[1]	$3.83	Down 5% to Up 3% ($3.65 to $3.95)
Net Income	370.6	$100M to $130M

Other guidance:

•	Expecting ~$260M of Depreciation Expense compared to $231M in FY20, ~$105M of Net Financing Costs Adjusted compared to ~$89M in FY20 and ~89M shares
•	Expecting Capital Expenditures of ~$275M to $300M in FY21 compared to $331M in FY20.

[1] Please refer to “Non-IFRS Measures” section.

[2] Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[3] Please refer to “Forward-Looking Statements” and “Key assumptions” sections for a summary of important risk factors underlying the FY21 guidance.

The above targets are based on a number of economic, market and operational assumptions the Company has made in preparing its Fiscal Year 2021 financial guidance, including assumptions regarding the performance of the economies in which it operates, foreign exchange currency fluctuations, market competition and tax laws applicable to its operations. The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including the following: reasonable industry growth ranging from flat to double digit; market share that will remain constant or moderately increase; no further deterioration and a relatively rapid stabilization of global and North American economic conditions, including with respect to the ongoing COVID-19 health crisis; any increase in interest rates will be modest; currencies will remain at near current levels; inflation will remain in line with central bank expectations in countries where the Company is doing business; the Company’s current margins excluding the impact of the wind-down of Evinrude outboard engines and COVID-19 will remain at current or improved levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; no trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions, including all of the current uncertainty resulting from the ongoing COVID-19 health crisis and its broader repercussions on the global economy, render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. The outlook provided constitutes forward-looking statements within the meaning of applicable securities laws and should be read in conjunction with the “Caution Concerning Forward-Looking Statements” section.

Net Income data

	Three-month periods ended		Six-month periods ended
(in millions of Canadian dollars)	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Revenues by category
Powersports
Year-Round Products	$621.2	$734.6	$1,261.5	$1,361.6
Seasonal Products	322.7	428.5	645.3	803.9
Powersports PA&A and OEM Engines	209.0	173.7	366.3	358.7
Marine	80.4	122.7	190.0	269.0

Total Revenues	1,233.3	1,459.5	2,463.1	2,793.2
Cost of sales	984.9	1,131.7	1,979.6	2,164.8

Gross profit	248.4	327.8	483.5	628.4
As a percentage of revenues	20.1%	22.5%	19.6%	22.5%
Operating expenses
Selling and marketing	64.0	91.8	145.7	189.0
Research and development	46.9	55.9	97.4	113.4
General and administrative	53.7	65.9	98.7	118.1
Other operating expenses	18.6	4.3	32.4	9.0
Impairment charge	5.7	—	177.1	—

Total operating expenses	188.9	217.9	551.3	429.5

Operating income (loss)	59.5	109.9	(67.8)	198.9
Net financing costs	27.7	20.4	50.7	40.3
Foreign exchange (gain) loss on long-term debt	(94.4)	(25.3)	(10.2)	0.4

Income (loss) before income taxes	126.2	114.8	(108.3)	158.2
Income tax expense (recovery)	0.1	21.5	(8.3)	41.1

Net income (loss)	$126.1	$93.3	$(100.0)	$117.1

Attributable to shareholders	$126.3	$93.4	$(99.7)	$117.4
Attributable to non-controlling interest	$(0.2)	$(0.1)	$(0.3)	$(0.3)

Normalized EBITDA [1]	$214.3	$167.7	$337.3	$314.4
Normalized net income [1]	$100.9	$68.8	$123.6	$121.5

[1]	See “Non-IFRS Measures” section.

Conference Call and Webcast Presentation

Today at 9 a.m. EST, BRP Inc. will host a conference call and webcast to discuss its FY21 second quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 4334332), please dial 514-392-0235 or 1-800-564-3880 (toll-free in North America). Click here for international dial-in numbers.

The Company’s second quarter FY21 MD&A, financial statements and webcast presentation will be posted in the Quarterly Reports section of BRP’s website.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6.1 billion from over 120 countries, our global workforce is made up of approximately 12,600 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, Stacer, Savage, Evinrude and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to our Fiscal Year 2021 financial outlook and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted and capital expenditures), statements relating to the plan to build a new production facility in Mexico, the Company’s ability to achieve its Fiscal Year 2021 guidance, statements about the Company’s current and future plans, including with respect to its marine strategy, its ability to address the COVID-19 pandemic and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions such as those resulting from the ongoing COVID-19 health crisis (including on consumer spending, the Company’s operations and supply and distribution chains, the availability of credit and the Company’s workforce); any decline in social acceptability of the Company’s products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; unfavourable weather conditions; seasonal sales fluctuations; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any inability of dealers and distributors to secure adequate access to capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials; the Company’s competition in product lines; the Company’s inability to successfully execute its growth strategy; the Company’s international sales and operations; any failure of information technology systems or security breach; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any loss of members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; the Company’s reliance on a network of independent dealers and distributors; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; any failure to carry proper insurance coverage; volatility in the market price for BRP’s subordinate voting shares; the Company’s conduct of business through subsidiaries; the significant influence by Beaudier Inc. and 4338618 Canada Inc. (together the “Beaudier Group”) and Bain Capital Luxembourg Investments S. à r. l. (“Bain Capital”); and future sales of BRP’s shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully.

Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including the following: reasonable industry growth ranging from flat to double digit; market share that will remain constant or moderately increase; no further deterioration and a relatively rapid stabilization of global and North American economic conditions, including with respect to the ongoing COVID-19 health crisis; any increase in interest rates will be modest; currencies will remain at near current levels; inflation will remain in line with central bank expectations in countries where the Company is doing business; the Company’s current margins excluding the impact of the wind-down of Evinrude outboard engines and COVID-19 will remain at current or improved levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; no trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize and that current economic conditions, including all of the current uncertainty resulting from the ongoing COVID-19 health crisis and its broader repercussions on the global economy, render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including Normalized EBITDA, Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share.

Normalized EBITDA is provided to assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring costs, loss on litigation and acquisition-related costs, may also be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company. Normalized net income, Normalized income tax expense, Normalized effective tax rate, Normalized basic earnings per share and Normalized diluted earnings per share, in addition to the financial performance of operating activities, take into account the impact of investing activities, financing activities and income taxes on the Company’s financial results.

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

Normalized EBITDA is defined as net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements. Normalized net income is defined as net income before normalized elements adjusted to reflect the tax effect on these elements. Normalized income tax expense is defined as income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements. Normalized effective tax rate is based on Normalized net income before Normalized income tax expense. Normalized earnings per share – basic and Normalized earnings per share – diluted are calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted. The Company refers the reader to the “Reconciliation Tables” section of this press release for the reconciliations of Normalized EBITDA and Normalized net income presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

	Three-month periods ended		Six-month periods ended
(in millions of Canadian dollars)	July 31, 2020	July 31, 2019	July 31, 2020	July 31, 2019
Net income (loss)	$126.1	$93.3	$(100.0)	$117.1
Normalized elements
Foreign exchange (gain) loss on long-term debt and lease liabilities	(97.8)	(27.2)	(9.0)	0.4
Transaction costs and other related expenses [2]	0.4	1.4	0.9	1.7
Restructuring and related costs [3]	1.8	1.9	7.5	1.9
Impairment charge [4]	5.7	—	177.1	—
Loss on litigation	—	0.2	—	0.4
Transaction costs on long-term debt	—	—	12.7	—
Evinrude outboard engine wind-down [5]	80.6	—	80.6	—
COVID-19 pandemic impact [6]	5.4	—	9.6	—
Gain on NCIB	—	—	(12.2)	—
Depreciation of intangible assets related to business combinations	1.0	0.6	2.1	1.3
Other elements	—	(0.5)	—	—
Income tax adjustment	(22.3)	(0.9)	(45.7)	(1.3)

Normalized net income [1]	100.9	68.8	123.6	121.5
Normalized income tax expense [1]	22.4	22.4	37.4	42.4
Financing costs adjusted [1] [7]	28.8	21.2	53.1	41.9
Financing income adjusted [1] [7]	(1.1)	(0.8)	(2.9)	(1.6)
Depreciation expense adjusted [1] [8]	63.3	56.1	126.1	110.2

Normalized EBITDA [1]	$214.3	$167.7	$337.3	$314.4

[1]	See “Non-IFRS Measures” section.
[2]	Costs related to business combinations.
[3]

The Company is involved, from time to time, in restructuring and reorganization activities in order to gain flexibility and improve efficiency. The costs related to these activities are mainly composed of severance costs and retention salaries.

[4]	During the six-month period ended July 31, 2020, the Company recorded an impairment charge of $177.1 million related to its Marine segment.
[5]

During the three-month period ended July 31, 2020, the Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, retail sales incentives and other exit costs.

[6]	Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labor cost related to furloughs.
[7]	Adjusted for transaction costs on long-term debt and normal course issuer bid program (“NCIB”) gains and losses in net income.
[8]	Adjusted for depreciation of intangible assets acquired through business combinations.

For media enquiries: Elaine Arsenault Senior Advisor, Media Relations Tel.: 514.238.3615 media@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com